UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	C.E.C. Industries Corp.
Address of Principal Business Office (No. & Street, City State, Zip Code):	2999 N.E. 191st Street, Penthouse #2, Aventura, Florida 33180
Telephone Number (including area code):	1-305-692-1832
Name and address of agent for service of process:	CSC Services of Nevada, Inc. 502 East John Street Carson City, Nevada 89706

        Check one of the following:

[X]	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, of the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
333-101605
[ ]	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Nevada and with its principal place of business in Florida; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

        Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of    Aventura   and the state of    Florida    on the    19th    day of    August   , 2004.

[SEAL]	Signature: /s/ Jeffrey Sternberg
(Name of Company) C.E.C. Industries Corp.
By Jeffrey Sternberg (Name of director, officer, or general partner signing on behalf of the company)
Title: President
Attest:	(Name)
(Title)

STATE OF FLORIDA AS TO JEFFREY STERNBERG COUNTY OF DADE SWORN AND SUBSCRIBED BEFORE ME THIS 19TH DAY OF AUG, 2004
/s/ Davita Syfert NOTARY PUBLIC

[SEAL]	DAVITA SYFERT MY COMMISSION #DD 185657 EXPIRES: February 20, 2007 Bonded Thru Notary Public Underwriters